

07000913

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/2

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. Fort Street, 3rd Floor
(No. and Street)

Detroit	Michigan	48226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea D. Martin 248.356.4871
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *If individual, state last, first, middle name*)

777 Woodward Avenue, Suite 1000, Detroit, Michigan 48226
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH. D.C. 185

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
MAR 06 2007
THOMSON FINANCIAL

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrea D. Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comerica Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to or affirmed before me this 14th day of February 2007

[Signature]

Signature

Chief Financial Officer

Title

[Signature]

Notary Public

BEVERLY A JOHNSON
Notary Public - Michigan
Wayne County
My Commission Expires Sep 28, 2012
Acting in the County of Wayne

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Comerica Securities, Inc.
Year Ended December 31, 2006
With Report and Supplementary Report of Independent Registered Public Accounting Firm


SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
185
SECTION

0610-0780170

Comerica Securities, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2006

Contents



■ Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

□ Phone: (313) 628-7100

Report of Independent Registered Public Accounting Firm

The Board of Directors
Comerica Securities, Inc.

We have audited the accompanying statement of financial condition of Comerica Securities Inc. (the Company) as of December 31, 2006, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 14, 2007

Comerica Securities, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash and cash equivalents	$ 57,420,341
Special reserve account for the benefit of customers	2,026,685
Securities purchased under agreements to resell	74,000,100
Trading securities	12,135,474
Accounts receivable:	
Customers	3,942,657
Brokers, dealers, and clearing organizations	37,098,824
Affiliates	529,366
Premises and equipment, net of accumulated depreciation of $3,020,588	2,182,189
Other assets	1,184,736
Total assets	$ 190,520,372
Liabilities and shareholder's equity	
Liabilities:	
Incentive compensation	$ 1,103,700
Accounts payable	2,872,466
Short-term borrowings from parent	110,428,795
Other liabilities	2,526,673
Total liabilities	116,931,634
Shareholder's equity:	
Common stock:	
(50,000 shares authorized, issued and outstanding; $1 par value)	50,000
Additional paid-in capital	47,175,440
Retained earnings	26,363,298
Total shareholder's equity	73,588,738
Total liabilities and shareholder's equity	$ 190,520,372

See accompanying notes.

Comerica Securities, Inc.

Statement of Income

Year Ended December 31, 2006

Income	
Commissions	$ 49,739,832
Net profit on trading securities	9,690,210
Investment banking fees	4,269,622
Interest and dividends	2,526,595
Investment advisory fees	2,513,078
Other income	570,566
Total income	69,309,903
Expenses	
Commissions paid to other broker/dealers	3,324,769
Salaries and benefits	30,916,585
Interest expense to affiliates	903,378
Occupancy and equipment cost	2,741,388
Intercompany expense	19,505,180
Other	5,355,912
Total expenses	62,747,212
Income before income taxes	6,562,691
Provision for income taxes	2,302,450
Net income	$ 4,260,241

See accompanying notes.

Comerica Securities, Inc.

Statement of Changes in Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2006	$ 50,000	$ 47,175,440	$ 22,103,057	$ 69,328,497
Net income and comprehensive income	–	–	4,260,241	4,260,241
Balance at December 31, 2006	$ 50,000	$ 47,175,440	$ 26,363,298	$ 73,588,738

See accompanying notes.

Comerica Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2006

Operating activities	
Net income	$ 4,260,241
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	647,167
Increase in special reserve account	(15,396)
Net increase in trading account securities including securities purchased under agreements to resell	(72,266,344)
Decrease in receivables from customers	2,835,006
Increase in receivables from brokers, dealers and clearing organizations	(33,734,948)
Increase in affiliate receivable	(94,512)
Decrease in other assets	1,820,601
Decrease in accounts payable	(1,788,054)
Increase in incentive compensation	166,934
Net decrease in other liabilities	(10,885,062)
Net cash used in operating activities	(109,054,367)
Investing activities	
Net additions of fixed assets	(583,580)
Net cash used in investing activities	(583,580)
Financing activities	
Proceeds from short-term bank notes	110,428,795
Net cash provided by financing activities	110,428,795
Net increase in cash and cash equivalents	790,848
Cash and cash equivalents, beginning of year	56,629,493
Cash and cash equivalents, end of year	$ 57,420,341
Supplemental disclosure of cash flow information	
Income taxes paid	$ 1,904,849

See accompanying notes.

Comerica Securities, Inc.

Notes to Financial Statements

December 31, 2006

1. Organization

Comerica Securities, Inc. (the Company) is an introducing and self-clearing broker and dealer. The Company is engaged primarily in the retail and institutional brokerage business and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a wholly owned, indirect subsidiary of Comerica Incorporated.

2. Significant Accounting Policies

Cash Equivalents

Short-term investments with initial maturities of less than 90 days when purchased, including money market investments, are considered to be cash equivalents.

Trading Securities

Trading securities are carried at market value and at December 31, 2006, consist primarily of municipal bonds.

Securities purchased under agreements to resell (resale agreements) are carried at amounts at which the securities will be subsequently resold or reacquired plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company minimizes credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited when deemed appropriate. Counterparties are principally financial institutions.

Premises and Equipment

Equipment is carried at historical cost, net of accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful life of the equipment. Leasehold improvements are amortized over the terms of respective leases or the estimated useful lives of the improvements, whichever is shorter.

2. Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated federal income tax return with Comerica Incorporated. The Company records income tax expense, which results from including its income and expenses in the consolidated federal tax return. Settlement with Comerica Bank (subsidiary of Comerica Incorporated) for federal income taxes is made on a basis as if the Company filed a separate return.

Revenue Recognition

All securities transactions and related revenues and expenses for which Comerica Securities acts as agent are recorded on a trade date basis. Transactions for which Comerica Securities acts as principal are recorded on a settlement date basis.

Interest and dividend revenues are earned from the underlying securities owned and securities purchased under agreements to resell are accounted for on an accrual basis. Interest expense is incurred on short-term borrowings and is accounted for on an accrual basis.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded at the time the underwriting is completed and the revenue is reasonably determinable.

Investment advisory revenues are recognized as earned on a pro-rata basis over the term the services are performed.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

3. Related-Party Transactions

In the normal course of business, the Company has transactions with Comerica Bank, a wholly owned subsidiary of Comerica Incorporated. Included in occupancy and equipment costs and other operating expenses are fees paid to related parties of $2,030,924 for property rental and $19,505,180 for operating, accounting, and administrative services, respectively.

Comerica Bank also pays certain expenses on behalf of the Company and is subsequently reimbursed for such payments. Included in other liabilities are amounts due to Comerica Bank of $1,556,540 at December 31, 2006. The Company had short-term borrowings and income receivable from Comerica Bank at December 31, 2006, in the amounts of $110,428,795 and $529,366, respectively. Interest is charged on the secured short-term borrowings at a rate of Fed funds plus 75 basis points.

4. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company enters into various commitments to purchase municipal bond securities from underwriters and sell such securities to customers. These commitments may have settlement terms beyond 45 days. These transactions are not reflected in the Company's balance sheet. They are conducted on a "when, as, and if issued" basis and as such there is no obligation to seller or buyer if the bonds are not issued. However, credit risk results from the possible inability of the purchaser to take delivery of issued securities in accordance with the agreement and to the extent open purchase commitments exceed sales commitments, there is market risk related to any price movement between the time of purchase and the sale date. At December 31, 2006, there were approximately $19 million in outstanding commitments to purchase securities and $16 million in outstanding commitments to sell securities.

In the process of making commitments to purchase and sell securities, the Company may become contingently liable to purchase its prorated share of that portion of a pool of municipal bond issues not sold by participating underwriters. At December 31, 2006, a $410,000 contingent liability existed.

5. Net Capital Requirements

The Company is subject to the Securities Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must currently maintain net capital equivalent to the greater of $250,000 or 1/15th of aggregate indebtedness as defined.

As of December 31, 2006, the Company's net capital was $31,550,170 and its required net capital was $433,523. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .21 to 1.

6. Special Reserve Account for Benefit of Customers

Investment securities and cash have been segregated in a special reserve account for the exclusive benefit of customers pursuant to federal regulations under Rule 15c3-3(e) of the Securities and Exchange Commission.

7. Estimated Fair Values of Financial Instruments

Accounting principles generally accepted in the United States currently require disclosure of estimated fair market values of financial instruments. The Company may use present value techniques to determine the estimated values of its financial instruments where quoted market values are not available. These techniques require judgment, and the estimates may be significantly affected by the assumptions made. The Company's financial instruments, other than trading securities, are short-term and therefore carrying amounts approximate fair value. Trading securities are carried at quoted market value or the market value for comparable securities, which represents estimated fair value.

8. Income Taxes

The current and deferred components of the provision for income taxes for the year ended December 31, 2006, was a current provision of approximately $2,487,120, and a deferred benefit of approximately $184,714, respectively. The principal component of the deferred tax asset of approximately $558,490 as of December 31, 2006, was employee benefits. Included in the provision for income taxes on the Statement of Income are other state and local taxes of approximately $108,000.

9. Employee Benefit Plans

The Company participates with affiliates in a noncontributory defined benefit pension plan that provides retirement benefits to eligible employees. This plan is maintained by the Company's parent, Comerica Incorporated (the Corporation). Plan assets and accumulated plan benefits applicable to the Company are not readily determinable because the actuarial funding methods used by the plan do not provide for division of assets or liabilities among the participating affiliated companies. The Company was allocated an expense of approximately $479,000 related to this plan in 2006.

The Company also participates in defined contribution plans (including 401(k) plans) for various groups of its employees. These plans are also maintained by the Corporation. Under the Corporation's principal defined contribution plan, the Corporation makes matching contributions of 100% of the first 4%, up to $225,000, of qualified earnings contributed by a participant. The Corporation's match is made in cash and invested as directed by the employee. Employees may choose to invest contributions in the stock of the Corporation, and may reallocate employee contributions invested in the Corporation's stock to other investments at any time. The Company had an expense of approximately $473,000 related to the defined contribution plan in 2006.

10. Shares-Based Compensation

The Company participates in stock option, restricted stock and deferred compensation plans, all maintained by the Company's parent. Stock options are performance based awards to incentive level and exempt staff while restrictive stock grants are awarded to incentive level staff only. All highly compensated employees are eligible to defer income in the nonqualified deferred compensation plan. The Company incurs no expense related to the deferred compensation plan and had 2006 expense of $617,802 and $202,381 for stock options and restricted stock, respectively.

Schedule I

Comerica Securities, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1 of the SEC

December 31, 2006

Computation of net capital:	
Total shareholder's equity	$ 73,588,738
Less:	
Nonallowable assets	40,282,278
Other deductions	1,511
Securities haircut deduction	1,754,778
	$ 31,550,171
Aggregate indebtedness:	
Items included in statement of financial condition:	
Total liabilities	$116,931,634
Less:	
Note payable collateralized with firm owned securities	110,428,795
	$ 6,502,839
Computation of basic net capital requirement:	
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000)	$ 433,523
Excess net capital	$ 31,116,648
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 30,899,888
Percent of aggregate indebtedness to net capital	21%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2006 unaudited FOCUS Part IIA Report.

Schedule II

Comerica Securities, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

December 31, 2006

Computation for determination of reserve requirements:	
Total credit balances	$ 2,930,525
Total 15c3-3 debit balances	$ 3,934,756
Excess of total debits over total credits	$ 1,004,231
Excess of total credits over total debits	$ –
Amount held on deposit in Reserve Bank Account	$ 2,026,685

There were no material differences between the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 included in this report and the computations included in the Company's corresponding unaudited FOCUS Part IIA filing as of December 31, 2006.

Schedule III

Comerica Securities, Inc.

Reconciliation of Net Capital
Pursuant to Rule 17a-15(d)(4)

December 31, 2006

Other deductions and charges as reported in Part II Focus Report	$ –
Excess in other deductions and charges included in computation	–
Other deductions and charges	$ –

Comerica Securities, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2006

State the market valuation and number of items of:

1. Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified Rule 15c3-3.	$ –
A. Number of items	–
2. Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items	–

Ernst & Young

Ernst & Young LLP
One Kennedy Square
Suite 1000
777 Woodward Avenue
Detroit, Michigan 48226-3529

Phone: (313) 628-7100

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Comerica Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Comerica Securities Inc. (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and reserve required by rule 15c3-3(e)

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Because the Company does not hold securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (1) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13, and (2) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2007

END